Exhibit 16

February 6, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

We have read the section "Change in accountants" on page 71 of Form S-1 dated February 8, 2001, of Candescent Technologies Corporation and are in agreement with the statements contained in the first two paragraphs under "Change in accountants" on page 71 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Ernst & Young LLP